NO ACT

DF
12-21-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025158

January 18, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-12

Edna M. Chism
Entergy Services, Inc.
echism@entergy.com

Re: Entergy Corporation
Incoming letter dated December 21, 2011

Dear Ms. Chism:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Entergy by March S. Gallagher. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: March S. Gallagher
*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 21, 2011

The proposal relates to nuclear reactors.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Entergy's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Entergy relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

December 21, 2011

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Entergy Corporation – Shareholder Proposal submitted by March Gallagher

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") submitted by March S. Gallagher, Esq. (the "Proponent") and received by Entergy on November 23, 2011. Entergy intends to omit the Proposal from its 2012 Proxy Materials pursuant to 14a-8(b) and 14a-8(f)(1), or, in the alternative, pursuant to Rule 14a-8(i)(7). The Company respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its 2012 Proxy Materials for the reasons detailed below.

Entergy intends to file its definitive proxy materials for the 2012 Annual Meeting on or about March 15, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email. A copy of this letter and its exhibits will also be sent to the Proponent.

The Proposal

The Proposal includes the following language:

> "Resolved, the Shareholders request that the Entergy Board of Directors take a long-term view of the Company's financial health by ceding the pending applications for relicensing on the Indian Point nuclear reactors and the Company pursue other energy generation methods in densely populated areas."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Analysis

I. The Proposal May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f).

Pursuant to Rules 14a-8(b) and 14a-8(f)(1), Entergy may exclude the Proposal from the Proxy Materials because the Proponent has failed to establish that she had held continuously at least $2,000 in market value, or 1%, of Entergy's securities entitled to be voted on the Proposal for at least one year by the date she submitted the Proposal.

In order to qualify to submit a proposal pursuant to Rule 14a-8, a shareholder must (i) have "continuously held at least $2,000 in market value, or 1%, of the company's securities" for at least one year by the date the proponent submits the proposal and (ii) "continue to hold those securities through the date of the meeting." Rule 14a-8(b). A proponent has the burden to prove that it meets these requirements. The proponent may satisfy this burden in one of two ways. First, if the proponent is a registered holder of the company's securities, the company can verify eligibility on its own, but the proponent will be required to submit a separate written statement that it intends to continue to hold the securities through the date of the meeting. Alternatively, if the proponent is not a registered holder and has not made a filing with the SEC pursuant to Rule 14a-8(b)(2)(ii), it must submit a "written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [the] proposal, [the proponent] continuously held the securities for at least one year;" and the proponent must also include a "written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

If a proponent fails to satisfy one of Rule 14a-8's procedural requirements, the company to which the proposal has been submitted may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct it. According to Rule 14a-8(f)(l), within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response. Then the proponent must respond to the company and correct any such deficiency within 14 days from the date the proponent received the company's notification.

In this case, the Proponent has not demonstrated that she meets the eligibility requirements set forth in Rules 14a-8(b), and consequently the Company may exclude the Proposal from its 2012 Proxy Materials. Entergy received the Proposal from the Proponent by a letter dated November 21, 2011, a copy of which is included in Exhibit B. That letter makes no statement about whether the Proponent is a holder of any securities, let alone $2,000 in market value, or 1%, of the Company's securities. It simply states in its entirety, "Enclosed please find for presentation in the 2012 Proxy Statement a proposed Shareholder Resolution." No other materials relating to eligibility were attached. Given that the Proponent is not a registered holder of Company securities and has not made any of the filings contemplated by Rule 14a-8(b)(2)(ii), the Company sent a notice to the Proponent regarding the deficiency (the "Notice"). The Notice, a copy of which is included in Exhibit B, was received by the Proponent on December 1, 2011. The Notice informed the Proponent that her letter was insufficient to meet the requirements of 14a-8(b) and requested that she submit the necessary evidence of her eligibility to submit the proposal within 14 days of receipt of the Notice. The Company has not received any such evidence, or indeed any further communication, from the Proponent.

The Staff has consistently taken the position that absent the necessary documentary support establishing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded under Rule 14a-8(f). *See Verizon Communications, Inc.* (December 23, 2009) (record owner failed to demonstrate continuous ownership for a period of one year at the time proposal submitted). In this instance, no documentary support relating to eligibility has been submitted by the Proponent. Thus, for the reasons stated above and in accordance with Rules 14a-8(b) and 14a-8(f), the Company may exclude the Proposal from its 2012 Proxy Materials.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7).

In the alternative, and pursuant to Rule 14a-8(i)(7), Entergy may exclude the Proposal from the Proxy Materials because the Proposal deals with matters that relate to the ordinary business operations of the Company. Rule 14a-8(i)(7) allows the exclusion of a shareholder proposal that relates to a company's "ordinary business operations." This exclusion is "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998). There are two considerations in determining whether the ordinary business exclusion applies:

1. If the proposal does not involve significant social policy concerns: (a) Are the actions sought in the proposal so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight? or (b) Does the proposal seek to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment? Both are considered matters of ordinary business operations.

2. If a proposal would normally be non-excludable because it does involve significant social policy concerns, can it nevertheless be excluded because other aspects of the proposal are matters of ordinary business operations?

Id.

This Proposal has the veneer of one involving social policy concerns, but at its core it aims squarely at the two central types of ordinary business operations noted above: (a) the fundamental, day-to-day decision making of Company management about plant licensing applications, risk evaluation, and business location; and (b) a set of complex, data-driven business decisions about long-term finances that are not appropriately considered by shareholders at an annual company meeting. Yet even if the Staff believes the Proposal is at least partly concerned with an otherwise non-excludable social policy matter, on its face it also deals with ordinary business operations. As argued in further detail below, this mixing of non-excludable social policy concerns and excludable ordinary business operations allows for the entire Proposal to be omitted.

1. Day-to-Day Operations & Micro-management of Complex Matters

(a) Day-to-Day Decision Making:

The Company recognizes, of course, that a proposal that deals with ordinary business operations may nevertheless not be eligible to be excluded pursuant to Rule 14a-8(i)(7) if it relates to a significant policy concern. *See Dominion Resources, Inc.* (Feb. 9, 2011). The Company further recognizes that nuclear safety is such a policy concern. *See id.* The Proposal's own language makes clear, however, that it is principally concerned with the financial health and financial decisions of the Company and not with broader issues of nuclear and environmental safety. The larger context may invoke nuclear safety, but what is truly at issue is the Company's management of its financial affairs and other matters that are clearly "ordinary business." The resolution itself mentions nothing about nuclear safety. Rather, it requests that the board "take a long-term view of the Company's financial health," "ced[e] the pending applications for relicensing," and "pursue other energy generation methods in densely populated areas." That is, it speaks of ordinary operational decisions regarding finances, when to seek operating license renewals, where facilities should be located, and how to generate energy for densely populated areas. These day-to-day business tasks, which could not be more fundamental to the management of the Company, are the principal concerns of the Proposal and not the larger social concerns that are the subject of proposals where the significant policy exception to the ordinary business operations exclusion has been invoked.

(b) Micro-management of Complex Issues:

The Proposal also seeks to micro-manage complex business matters that shareholders are ill-positioned to make informed determinations on at an annual shareholder meeting. The Staff has repeatedly permitted companies to exclude proposals on this basis. For example, the Staff has concurred in the past that shareholder proposals cannot seek to micro-manage complex determinations about the hours of business. *See Wal-Mart Stores, Inc.* (March 23, 2001). Nor can they attempt to probe into detailed decisions that are fundamental to the model of the business. *See, e.g., Bank of America Corp.* (February 27, 2008) (attempting to limit the bank's business dealings with persons who do not have social security numbers). Like Wal-Mart's decision about hours of business or Bank of America's core decision about who is creditworthy, Entergy's decisions about the safety of its facilities, profitability, and risk relative to return are central to the management's specialized, industry-specific know-how. The Company is one of the largest energy producers in the country, with operations in multiple regions. Nuclear energy technology is constantly evolving, and decisions about how the nuclear energy business fits into the larger Company business model are constantly evolving as well. The feasibility of relinquishing existing and profitable facilities for new, undeveloped alternative energy sources to provide for major metropolitan areas is riddled with uncertainties. Such decisions require detailed and complex analysis by the Company's management and board and are wholly inappropriate for action by shareholders at an annual meeting. That the Proposal relates in a general way to nuclear power, a significant policy issue does not override these basic concerns.

2. Social Policy Concerns Mixed with Ordinary Business

Even if the Staff disagrees with the Company's above analysis and determines that the Proposal deals with an important policy concern, the Proposal is nevertheless excludable under Rule 14a-8(i)(7). When a proposal seeks actions, some of which deal with significant policy concerns, others of which are ordinary business operations, the entire proposal may be excluded. For example, in *Peregrine Pharmaceuticals Inc.* (July 31, 2007) the Staff stated that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials." Even if abandoning nuclear energy facilities could be considered to invoke important policy concerns, directing a company in precisely the way it should manage its licensing applications, make determinations about profitability and business, select sites for plants, and tend to its financial health is certainly an effort to manage an ordinary business matter.

In a 2005 letter to *General Electric Company* (Feb. 3, 2005), the Staff concurred that an entire proposal could be excluded under Rule 14a-8(i)(7) because it contained elements that addressed the basic management of the company's workforce, even though part of the proposal related to the important policy concern of outsourcing jobs. Regardless of the intent of the proponent, the proposal submitted to General Electric encompassed both ordinary business matters and extraordinary business matters, making it susceptible to total exclusion. Similarly in *Wal-Mart Stores, Inc.* (Mar 15, 1999), the proposal at issue requested a report to ensure that the company did not purchase goods from suppliers using unfair labor practices, but the proposal also requested that the report address ordinary business matters. As such, the Staff concluded that it could be excluded because it mixed significant policy concerns with ordinary business operations.

In the same way, even if part of the Proposal may be motivated by social policy concerns, much of the substance of the Proposal deals with ordinary business operations. The Proposal's supporting materials, for example, address not only nuclear safety but also the following:

- The Indian Point facilities have been "identified as a potential site for terrorist activities."
- The *costs* associated with the Fukushima earthquake "have had a material financial effect on the Tokyo Electric Power Company."

- Entergy has an enormous nuclear power portfolio and is the second largest nuclear power provider in the U.S.
- The Company is now undergoing a costly relicensing process.
- There are political opponents to the Indian Point facilities.

As noted above, whatever the intent of the Proponent, the Proposal is, on balance, more concerned with financial considerations than anything else. Moreover, we think it clear that at the least it intermingles policy concerns with matters relating to ordinary operations. When a proposal "relate[s] to both extraordinary transactions and non-extraordinary transactions," the Staff has consistently affirmed that such proposals may be excluded from the company's proxy materials pursuant to Rule 14a-8(i)(7). Thus, for the reasons stated above and in accordance with Rule 14a-8(i)(7), the Company believes the Proposal may be excluded from its 2012 Proxy Materials.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's 2012 Proxy Materials. If you have any questions regard this request or desire additional information, please contact me at 504-576-4548.

Very truly yours,

Edna M. Chism

Edna M. Chism

EMC/cme
Attachments

cc: March S. Gallagher
Robert D. Sloan
Daniel T. Falstad

Exhibit A

Proposal

March S. Gallagher, Esq.

*** FISMA & OMB Memorandum M-07-16 ***

VIA US MAIL RETURN RECEIPT

November 21, 2011

Presiding Director
Entergy Corporation
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Re: Proposed Shareholder Resolution

Dear Directors:

Enclosed please find for presentation in the 2012 Proxy Statement a proposed Shareholder Resolution.

Yours truly,

March Gallagher

March S. Gallagher
MSG/sel

Attachment: Shareholder Resolution

2012 Entergy Shareholder Resolution

To Cede Relicensing Applications for Indian Point

Whereas, the 2011 earthquake and tsunami in Japan have heavily damaged the Fukushima Diiachi nuclear power plants and meltdowns or partial-melt downs have occurred at those facilities releasing significant quantities of radiation.

The United States Nuclear Regulatory Commission issued a warning to U.S. citizens in Japan to evacuate within a 50-mile radius of Fukushima Diiachi for public health protection from radiation.

The Indian Point nuclear reactors owned by Entergy are proximate to the New York City metropolitan area and within 50 miles of 20 million U.S. residents.

The Nuclear Regulatory Commission data indicates some seismic risk for the Indian Point nuclear reactors.

The Indian Point nuclear reactors have been identified as a potential site for terrorist activities.

The costs associated with the Fukushima disaster have had material financial effect on the Tokyo Electric Power Company.

Entergy owns a significant nuclear portfolio containing at least 10 nuclear facilities, and is the second largest nuclear power producer in the United States.

Entergy strives to be a leader in nuclear safety.

The licenses for the Indian Point 2 and 3 nuclear reactors are up in 2013 and 2015 respectively and Entergy is now undergoing a costly relicensing process.

The operation of the Indian Point nuclear reactors has resulted in substantial public opposition.

The Governor for the State of New York and the Attorney General of the State of New York have both expressed opposition to the relicensing and continued operation of the Indian Point nuclear reactors.

Resolved, the Shareholders request that the Entergy Board of Directors take a long-term view of the Company's financial health by ceding the pending applications for relicensing on the Indian Point nuclear reactors and the Company pursue other energy generation methods in densely populated areas.

Exhibit B

Correspondence between Company and Proponent

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

November 30, 2011

VIA UPS

March S. Gallagher, Esq.

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Ms. Gallagher:

We are in receipt of your letter of November 21st which included a proposal (the "Proposal") intended for inclusion in Entergy's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that you are not a registered holder of the Company's common stock. Under Rule 14a-8(b), you must therefore prove your eligibility to submit a proposal in one of two ways: (i) submitting to Entergy a written statement from the "record" holder of your common stock (usually a broker or bank) verifying that you have continuously held the requisite number of shares of common stock since at least November 21, 2010 (i.e., the date that is one year prior to the date on which you submitted the Proposal); or (ii) submitting to Entergy a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission that demonstrates ownership of the requisite number of shares as of or before November 21, 2011, along with a written statement that (i) you have owned such shares for the one-year period prior to the date of the statement and (ii) you intend to continue to hold the shares through the date of the 2012 Annual Meeting. If you choose to submit a written statement from the record holder of your common stock to us, you must also include a statement that you intend to continue to hold the securities through the date of the 2012 Annual Meeting.

You have not yet submitted evidence establishing that you have satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2012 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

You may provide this information verifying your ownership of Entergy common stock by emailing it to me at echism@entergy.com, faxing it to my attention at (504) 576-4150 or mailing it to me at:

Entergy Services, Inc.
639 Loyola Avenue
L-ENT-26B
New Orleans, Louisiana 70113

If you have any questions concerning the above, please do not hesitate to contact me at (504) 576-4548.

Sincerely,

Edna M. Chism

cc: Robert D. Sloan, Esq.
Daniel T. Falstad, Esq.